SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 02 May 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Result of AGM

Exhibit No: 99.1

INTERCONTINENTAL HOTELS GROUP PLC
Results of 2014 Annual General Meeting

The Annual General Meeting of InterContinental Hotels Group PLC was held on Friday 2 May 2014.

All resolutions set out in the Notice of Meeting were duly passed on a poll. The number of votes for and against each of the resolutions put before the Meeting and the number of votes withheld were as follows:

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	TOTAL VOTES	VOTES WITHHELD
1	Receipt of financial statements 2013	171,682,229	99.99	10,251	0.01	171,692,480	138,227
2	Approval of Directors' Remuneration Policy	155,440,907	90.94	15,483,775	9.06	170,924,682	906,025
3	Approval of Annual Report on Directors' Remuneration 2013	158,131,479	94.01	10,076,027	5.99	168,207,506	3,623,200
4	Declaration of final dividend	171,724,974	100.00	6,616	0.00	171,731,590	99,117
5(a)	Election of Ian Dyson as a Director	170,625,658	99.37	1,079,418	0.63	171,705,076	125,631
5(b)	Election of Paul Edgecliffe-Johnson as a Director	170,714,213	99.42	989,345	0.58	171,703,558	127,149
5(c)	Election of Jill McDonald as a Director	171,281,043	99.75	420,791	0.25	171,701,834	128,873
5(d)	Re-election of Patrick Cescau as a Director	170,069,169	99.05	1,637,047	0.95	171,706,216	124,491
5(e)	Re-election of David Kappler as a Director	165,263,284	96.25	6,439,842	3.75	171,703,126	126,981
5(f)	Re-election of Kirk Kinsell as a Director	168,897,998	98.37	2,806,334	1.63	171,704,332	126,375
5(g)	Re-election of Jennifer Laing as a Director	170,733,497	99.43	975,808	0.57	171,709,305	121,002
5(h)	Re-election of Jonathan Linen as a Director	171,193,335	99.70	513,447	0.30	171,706,782	123,925
5(i)	Re-election of Luke Mayhew as a Director	171,032,171	99.61	676,299	0.39	171,708,470	122,237
5(j)	Re-election of Dale Morrison as a Director	167,682,786	99.39	1,033,299	0.61	168,716,085	3,114,622
5(k)	Re-election of Tracy Robbins as a Director	168,899,874	98.36	2,808,303	1.64	171,708,177	122,530
5(l)	Re-election of Richard Solomons as a Director	171,183,910	99.69	527,169	0.31	171,711,079	119,628
5(m)	Re-election of Ying Yeh as a Director	169,853,641	98.92	1,850,917	1.08	171,704,558	126,149
6	Reappointment of Ernst & Young LLP as Auditor	157,748,168	94.05	9,988,725	5.95	167,736,893	4,093,814
7	Authority to set Auditor's remuneration	163,222,253	95.61	7,498,704	4.39	170,720,957	1,109,350
8	Authority to make political donations	166,323,516	96.94	5,250,933	3.06	171,574,449	256,590
9	Authority to allot shares	152,200,059	88.77	19,248,554	11.23	171,448,613	384,091
10	Adoption of new Long Term Incentive Plan rules	161,264,095	94.09	10,135,864	5.91	171,399,959	432,745
11	Adoption of new Annual Performance Plan rules	161,674,022	94.33	9,710,306	5.67	171,384,328	448,376
12	Disapplication of pre-emption rights	170,951,091	99.59	709,206	0.41	171,660,297	172,639
13	Authority to purchase own shares	171,382,400	99.90	175,658	0.10	171,558,058	274,646
14	Notice of General Meetings	157,651,338	91.81	14,066,587	8.19	171,717,925	114,779

NOTES:
1. The 'For' vote includes those giving the Chairman discretion.
2. Votes 'Withheld' are not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.
3. The total number of ordinary shares in issue, excluding Treasury Shares, on Wednesday 30 April 2014 was 256,090,686.
4. Copies of the resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at www.hemscott.com/nsm.do

For further information please contact:

Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Media Relations (Yasmin Diamond; Zoe Bird): +44 (0)1895 512008

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE® Hotels and Resorts.
IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with nearly 79 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.
IHG franchises, leases, manages or owns over 4,700 hotels and 688,000 guest rooms in nearly 100 countries and territories, with more than 1,100 hotels in its development pipeline.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	02 May 2014